FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

FOUR SEASONS HOTELS INC.
(Translation of registrant’s name into English)

1165 Leslie Street
Don Mills, Ontario
M3C 2K8
Attention: Executive Vice-President
& Secretary
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |_|                 Form 40-F |X|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|                 No |X|

        If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOUR SEASONS HOTELS INC. (Registrant) /s/ Craig Reith ——————————————————— By: Craig Reith Vice President, Finance and Assistant Treasurer Date: August 27, 2003

Four Seasons Hotels Inc.

Message to Our Shareholders

Despite the improving travel trends that emerged toward the end of the second quarter, our industry continued to face severe difficulties during this period. Nonetheless, we remain highly confident about our strategic plans for the short and long term, and our ability to increase our competitive advantage. In addition, despite disappointing accounting results, which are discussed in detail in the accompanying Management’s
Discussion and Analysis, we continue to be pleased with the solid improvements in cash flow from operations and our increasing cash reserves. It seems clear that we will be able to fund all our 2003 development commitments with cash generated from operations.

Many of the Corporation’s new developments will open during the next 18 months, as we expect to launch new hotels and resorts in Exuma, Budapest, Hampshire (England), Jackson Hole, Miami, Cairo, Costa Rica, Damascus, Doha, Langkawi (Malaysia), Provence (France) and Whistler (British Columbia). In addition to these projects and the others currently under construction or in advanced stages of development, Four Seasons continues to have a very active pipeline of potential projects, as our capital partners continue to be involved in a variety of exciting potential FourSeasons projects. During the quarter, we added Bora Bora, Baltimore and Kuwait City to our list of Four Seasons properties under construction or in advanced stages of development.

In the second quarter of 2003, the Company also reopened Four Seasons Hotel Prague, which was closed for repairs after sustaining flood damage in August 2002. The Regent Hotel Jakarta, which has also been closed as a result of flood damage, partially reopened on August 4, 2003.

We are pleased that Four Seasons continues to receive more awards and accolades for service than any other lodging company. Recently, in its annual listing of the World’s Best Awards, Travel + Leisure readers named Four Seasons more often than any other hotel company in the world. Four Seasons has made a conscious decision that our service will never falter. Our general managers and hotel employees continue to work hard to deliver the Four Seasons experience in a cost-effective manner. The average length of service of our general managers with Four Seasons is over 16 years. Each of these individuals has been able to handle times of crisis in a way that we believe enhances our service reputation while maximizing the efficiency of the properties’ longer-term operating results. The success of our customer service-focused strategy continues to be demonstrated in our market share leadership and our ability to maintain industry-leading room rates.

Four Seasons Hotels Inc.

Message to Our Shareholders (continued)

Although it is too early to know with any degree of confidence whether we are at the beginning of a sustainable upturn in travel demand, we are seeing some improvements in near-term travel bookings. Since we have maintained our room rates, have a growing portfolio, a strong balance sheet and a greater competitive advantage, Four Seasons should be well situated for the recovery whenever it occurs. As I said in our Annual Meeting of Shareholders in May, I believe the best is yet to come.

Isadore Sharp
(signed)
Chairman and Chief Executive Officer

Four Seasons Hotels Inc.

Management’s Discussion and Analysis

As of August 1, 2003

The following should be read in conjunction with the accompanying consolidated financial statements and with the Management’s Discussion and Analysis and the consolidated financial statements contained in the Company’s 2002 Annual Report.

For the three months ended June 30, 2003, net loss was $1.3 million ($0.04 basic and diluted loss per share), as compared to net earnings of $18.1 million ($0.52 basic earnings per share and $0.48 diluted earnings per share) for the comparable period in 2002. The decline in net earnings is primarily attributable to a non-cash, unrealized foreign exchange loss for accounting purposes in the second quarter of 2003, which arose as a result of unprecedented movements in the US and Canadian dollars, pound sterling and the euro, as compared to an unrealized foreign exchange gain for accounting purposes in the same period in 2002. Increased losses from ownership operations and legal and other enforcement costs relating to the disputes with the owners of the hotels in Seattle and Caracas, which are discussed below, also contributed to the decline. For the six months ended June 30, 2003, net loss was $10.5 million ($0.30 basic and diluted loss per share), as compared to net earnings of $25.8 million ($0.74 basic earnings per share and $0.70 diluted earnings per share) for the comparable period in 2002.

Excluding the foreign exchange loss and legal and other enforcement cost items and the tax effect thereof, adjusted(1) net earnings would have been $8.9 million ($0.26 basic earnings per share and $0.25 diluted earnings per share) in the second quarter of 2003 and adjusted(1) net earnings would have been $11.4 million ($0.33 basic earnings per share and $0.32 diluted earnings per share) for the six months ended June 30, 2003.

Cash flow from operations improved by $9 million to $15.2 million in the second quarter of 2003, as compared to $6.2 million in the same period in 2002 ($0.43 per share in the second quarter of 2003, as compared to $0.18 per share in the same period in 2002). For the six months ended June 30, 2003 cash flow from operations also improved to $37.0 million, as compared to $13.9 million in the same period in 2002 ($1.06 per share for the first six months of 2003, as compared to $0.40 per share in the same period in 2002).

Operating Environment

Overall, operating statistics for the quarter reflect improving results as the quarter progressed. Travel in April was most affected by the war in Iraq, while the effects of Severe Acute Respiratory Syndrome (SARS) were the most pronounced in May.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

On a regional basis, Europe was the most affected by the war in Iraq, while Asia and Canada were most affected by SARS. RevPAR(2), on a US dollar basis, for worldwide Core Hotels(3) for the month of June, was down 1.0%, as compared to a reduction of 7.1% and 13.7% for the months of May and April, respectively, in each case as compared to the corresponding months in 2002. This trend was reflected in each of the regions in which the Company operates with the exception of Asia, where the impact of SARS on travel in the region was particularly pronounced.

Over the course of the quarter, there was a modest improvement in business travel demand. Generally, although still below historical levels, leisure travel demand continues to be strong relative to business and group travel demand. The majority of business travel and, to a lesser extent, group and leisure travel continues to be booked with extremely short lead times.

Severe Acute Respiratory Syndrome (SARS)

During the second quarter of 2003, SARS had a major impact on travel in Asia and Canada. The disruption in travel associated with SARS was more profound in those regions than any event previously experienced by the Company, with occupancy levels declining to between the mid-teens to mid-20% range at the hotels and resorts most affected by the outbreak, including Singapore, Bali, Shanghai, Chiang Mai, Vancouver and Toronto.

The impact of SARS on travel demand appears to have peaked in May, as there was a modest improvement during June in occupancy levels at the majority of the affected hotels and resorts. Travel demand in those markets appears to be improving, and the majority of the major airlines in Asia have announced increases in flight capacity with the expectation that capacity will return to more normal levels by late September.

Core Hotel Operating Statistics(4)

RevPAR, on a US dollar basis, for worldwide Core Hotels decreased 7.4% during the second quarter of 2003, as compared to the same period in 2002. As discussed below, RevPAR performance varied significantly among regions, with the US outperforming the other regions. The RevPAR decline for worldwide Core Hotels was attributable principally to lower occupancy levels caused by travel disruption relating to the war in Iraq, SARS and lower demand. The decline in occupancy was offset partially by a 6.3% increase, on a US dollar basis, in average daily room rate during the second quarter of 2003, as compared to the same period in 2002. Four Seasons continues to operate at or above market occupancy levels in most locations. Maintaining the high level of product and service consistently provided to guests generally has allowed the Company to maintain or, in some cases, improve its room rates. The Company currently expects its full year achieved room rates to be at, or near, the record levels set in 2000 and maintained in 2001 and 2002.

Four Seasons Hotels Inc.

Gross operating margin(5) for worldwide Core Hotels declined 5.2 percentage points from 33.3% in the second quarter of 2002 to 28.1% in the second quarter of 2003. The decline in gross operating margin was attributable, in part, to the contraction of hotel revenue caused by the significant external factors affecting the quarter as discussed above. The operating profit margins were also affected by increases in employee health care costs, insurance and energy.

For the first six months of 2003, RevPAR, on a US dollar basis, for worldwide Core Hotels decreased 4.4% and the gross operating margin declined 5.3 percentage points from 31.6% to 26.3%, as compared to the same period in 2002, for the reasons described above.

During the second quarter of 2003, RevPAR for US Core Hotels, on a US dollar basis, decreased 2.0% and the gross operating margin declined 3.9 percentage points to 28.6% from 32.5%, as compared to the same period in 2002. Four Seasons Hotel Houston and hotels in the northeast, including Philadelphia, Washington, New York, Boston and Atlanta, were among the most difficult markets as a result of reduced levels of business travel during the second quarter of 2003, as compared to the same period in 2002. The hotels in San Francisco, Las Vegas and Chicago and the resorts in Hawaii and Palm Beach experienced relatively strong RevPAR improvements during the quarter.

For the first six months of 2003, RevPAR for US Core Hotels, on a US dollar basis, decreased 2.0%, and the gross operating margin declined 4.5 percentage points to 25.7% from 30.2%, as compared to the same period in 2002.

In the second quarter of 2003, RevPAR for Other Americas/Caribbean Core Hotels, on a US dollar basis, decreased by 12.8%, as compared to the same period in 2002. On a local currency basis, RevPAR in Other Americas/Caribbean Core Hotels declined 11.6% in the second quarter of 2003, as compared to the same period in 2002. During the quarter, the hotels in Toronto and, to a lesser extent, Vancouver experienced a dramatic decline in occupancy compared to the same period in 2002 as a result of SARS. The gross operating margin in Other Americas/Caribbean Core Hotels declined 5.5 percentage points from 30.4% to 24.9%, as compared to the same quarter in 2002. For the first six months of 2003, Other Americas/Caribbean Core Hotels experienced a decrease in RevPAR, on a US dollar basis, of 7.5%, as compared to the same period in 2002. On a local currency basis, RevPAR in Other Americas/Caribbean Core Hotels declined 2.1% in the first six months of 2003, as compared to the same period in 2002. For the first six months of 2003, the gross operating margin in Other Americas/Caribbean Core Hotels declined 4.0 percentage points from 32.1% to 28.1%, as compared to the same period in 2002.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

During the second quarter of 2003, RevPAR for the Europe/Middle East Core Hotels, on a US dollar basis, decreased by 1.0%, as compared to the same period in 2002. The Europe/Middle East Core Hotels experienced a decrease in RevPAR of 16.0%, on a local currency basis, for the second quarter of 2003, as compared to the same period in 2002. Virtually all of the hotels in Europe/Middle East experienced softer travel demand as a result of the war in Iraq. Occupancy for the region was 41.4% during April, increasing to 56.7% during May and to 65.7% in June (as compared to 59.9%, 64.9% and 66%, respectively, for the same months in 2002). Achieved room rate declined 2.3%, on a local currency basis, but increased 15.2%, on a US dollar basis. The gross operating margin for the Europe/Middle East Core Hotels declined 4.0 percentage points from 38.3% to 34.3% in the second quarter of 2003, as compared to the same period in 2002.

For the six months ended June 30, 2003, RevPAR for the Europe/Middle East Core Hotels, on a US dollar basis, increased 1.9%, as compared to the same period in 2002. On a local currency basis, RevPAR for Europe/Middle East Core Hotels decreased 12.9% during the first half of 2003, as compared to the same period in 2002. The gross operating margin for Europe/Middle East Core Hotels decreased from 35.5% in the second quarter of 2002 to 29.6% in the second quarter of 2003.

For the second quarter of 2003, RevPAR for the Asia/Pacific Core Hotels, on a US dollar basis, decreased 43.1%, as compared to the second quarter of 2002. While the properties in Singapore and Bali were the hardest hit by travel disruptions relating to SARS, all of the hotels in the region were negatively affected. The Asia/Pacific Core Hotels experienced a RevPAR decrease of 46.4%, on a local currency basis, during the second quarter of 2003, as compared to the same period in 2002. The gross operating margin declined 17.2 percentage points from 34.3% in the second quarter of 2002 to 17.1% in the second quarter of 2003.

RevPAR for the Asia/Pacific Core Hotels decreased by 23.3%, on a US dollar basis, for the first six months of 2003, as compared to the same period in 2002, and the gross operating margin declined 10.2 percentage points from 34.5% to 24.3%. On a local currency basis, RevPAR for the Asia/Pacific Core Hotels decreased 27.7% in the first six months of 2003, as compared to the same period in 2002.

The Company’s worldwide resort portfolio included in the Core Hotels (the “Core Resorts”) experienced a US dollar RevPAR decline of 4.2% in the second quarter of 2003, as compared to the same period in 2002. For the six months ended June 30, 2003, the Core Resorts experienced a US dollar RevPAR decline of 3.0%, as compared to the same period in 2002. The decline in the second quarter and six months ended June 30, 2003 was primarily a result of RevPAR declines in the Asian resorts in Bali and Chiang Mai due to concerns about terrorism and SARS.

Four Seasons Hotels Inc.

Management Operations

Management fee revenues decreased 8.0% to $36.7 million for the quarter ended June 30, 2003, and decreased 3.9% to $73 million for the six months ended June 30, 2003, as compared to the same periods in 2002. As discussed above, RevPAR declined on a worldwide basis, which reduced profitability of the hotels under management and negatively affected the Company’s profit-based incentive fees during the second quarter of 2003, as compared to the second quarter of 2002. Fees from the hotels and resorts under management that were most affected by the disruption in travel related to SARS declined $2.4 million during the second quarter of 2003, as compared to the same period in 2002. Incentive fees declined by 20.9% or $1.5 million during the quarter, as compared to the same period in 2002. Reduced incentive fees caused by lower profitability of the hotels under management accounted for $2.5 million of the fee decline during the first six months of 2003. The decline in incentive fees was due most significantly to reduced fees from hotels in Asia, where business was dramatically disrupted as a result of SARS, as well as from certain hotels in Europe and the US. In addition, fees from the Company’s residential business declined $901,000 and $805,000, respectively, during the three and six months ended June 30, 2003, as compared to the same periods in 2002, as a result of fewer residential units being sold.

General and administrative expenses increased 1.9% in the second quarter of 2003, and 6% in the first six months of 2003, as compared to the same periods in 2002. Those increases in general and administrative expenses included a cost of living payroll increase for corporate employees, which was implemented during the first quarter of 2003. There was no cost of living payroll increase for corporate employees in the first or second quarter of 2002.

Four Seasons’ management earnings before other operating items for the second quarter of 2003 decreased 14.6% to $20.5 million, as compared to $24 million for the same period in 2002. Management earnings before other operating items for the six months ended June 30, 2003 were $40.1 million, a 10.8% decrease as compared to $44.9 million for the same period in 2002.

The management operations profit margin(6) for the quarter ended June 30, 2003 was 55.8%, as compared to 60.1% for the same period in 2002, and was 54.9% for the six months ended June 30, 2003, as compared to 59.2% for the same period in 2002.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis ( continued )

Ownership Operations(7)

Ownership operations losses before other operating items were $5.4 million in the second quarter of 2003, as compared to losses of $249,000 in the second quarter of 2002. Ownership operations losses before other operating items for the first six months of 2003 were $18.6 million, as compared to losses of $8.4 million for the comparable period in 2002.

The Pierre’s RevPAR declined 3.6% and 7.2% in the second quarter and first six months of 2003, respectively, as compared to the same periods in 2002. This decrease in RevPAR was a result of reductions in occupancy and achieved room rates. The Pierre’s achieved room rates declined primarily due to the result of an increase in group business beyond what has historically been the case and lower suite occupancy during the quarter. Group business typically generates a lower room rate than other types of business. In addition, banqueting business continued to be lower than in 2002, although banquet bookings for the last half of 2003 have improved when compared to the level of banqueting business undertaken in the last half of 2002. An improvement in travel demand in New York would be expected to have a positive impact on the results of The Pierre.

Primarily as a result of travel disruption relating to SARS, Four Seasons Hotel Vancouver also experienced weak operating conditions, with RevPAR, on a local currency basis, declining 22.4% and 18.3% for the second quarter and first six months of 2003, respectively, as compared to the same periods in 2002. The operating loss at Four Seasons Hotel Vancouver increased by $1.2 million and $1.9 million in the second quarter and first six months of 2003, respectively, as compared to the same periods in 2002.

The operating loss at Four Seasons Hotel Berlin increased by $1.2 million and $2.1 million in the second quarter and first six months of 2003, respectively, as compared to the same periods in 2002, as a result of increased lease costs at the property and lower operating profits. The Company’s obligation to fund any stipulated minimum lease payments at Four Seasons Hotel Berlin is limited to a maximum of approximately €11 million, of which the remaining balance is approximately €400,000 at June 30, 2003. The Company is not obligated to fund any further stipulated minimum lease payments in excess of the €11 million. However, the landlord may terminate the lease if the stipulated minimum lease payments are not paid in full for a 12-consecutive-month period or there is an aggregate shortfall of six months of the stipulated minimum lease payments at any time.

The Company is in discussions with the landlords of The Pierre, Four Seasons Hotel Berlin and Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to reduce Four Seasons’ financial exposure.

Four Seasons Hotels Inc.

Other Income/Expense

Other expense for the second quarter was $12.1 million, as compared to other income of $2.8 million for the same period in 2002. The Company incurred a net foreign exchange accounting loss in the second quarter of 2003 of $9.2 million, as compared to a net foreign exchange accounting gain of $3.6 million in the second quarter of 2002.

The unrealized foreign exchange loss arose as the result of the translation to Canadian dollars at the end of each month at current exchange rates of the Company’s non-Canadian dollar net monetary assets. Net monetary assets are the sum of the Company’s foreign currency denominated assets and liabilities which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian generally accepted accounting principles (GAAP). This accounting determination indicates that the Company’s net US dollar monetary assets were approximately US$71 million as at June 30, 2003. The Canadian dollar strengthened by 7.8% (11.4¢) during the second quarter of 2003 and by 14.2% (22.4¢) for the six months ended June 30, 2003 against the US dollar causing the majority of the unrealized foreign exchange loss for the second quarter of 2003 and a significant portion of the unrealized foreign exchange loss for the first six months of 2003.

From an economic perspective, the Company looks to offset its net monetary asset position of approximately US$71 million against the full obligation of its convertible notes. Under Canadian GAAP, the convertible notes were allocated between long-term obligations and shareholders’ equity. The portion allocated to long-term obligations and included in net monetary assets was US$46.7 million, and US$125.8 million was allocated to shareholders’ equity at the time of issuance. If the portion of the convertible notes included in shareholders’ equity was revalued at the current exchange rates, which is not contemplated under Canadian GAAP, the economic result of this revaluation would have been an unrealized foreign exchange gain of $14.3 million in the second quarter of 2003 and $28.2 million for the first six months of 2003, offsetting the net foreign exchange accounting loss otherwise recorded. On this basis, the Company believes it has an appropriate economic hedge of its net monetary assets and liabilities. For a further discussion of the convertible notes see “Liquidity and Capital Resources” below.

Also included in other expense during the second quarter of 2003 are legal and other enforcement costs totalling $2.9 million, in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle, as compared to nil for the same period in 2002. These disputes are described below under “Proceedings”. The Company expects to incur approximately an additional $1.6 million in legal and other fees for the balance of 2003 in connection with these issues.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Other expense for the six months ended June 30, 2003 was $25 million, as compared to other income of $1.6 million for the same period in 2002. The Company incurred a net foreign exchange accounting loss in the first half of 2003 of $17.5 million and legal and other enforcement costs of $7.5 million relating to the two disputes noted above, as compared to a $2.4 million foreign exchange gain and no legal and other enforcement costs during the same period in 2002.

Depreciation and Amortization

Depreciation and amortization expense for the second quarter of 2003 was $4.1million and $7.8 million for the six months ended June 30, 2003, as compared to $3.6 million and $7.1 million, respectively, for the same periods in 2002. The increase in depreciation and amortization is attributable to additional depreciation on fixed assets purchased over the past 12 months and additional amortization on new management contracts.

Net Interest Income

Net interest income for the quarter ended June 30, 2003 was $667,000, as compared to net interest income of $956,000 for the same period in 2002. For the six months ended June 30, 2003, net interest income was $1.3 million, as compared to net interest income of $3 million for the same period in 2002. The decline in net interest income is primarily due to lower interest rates earned on short-term cash deposits.

Income Tax Expense

A significant portion of the non-cash, unrealized foreign exchange loss of $9.2 million in the second quarter of 2003 and $17.5 million for the six months ended June 30, 2003 was not tax-effected as it will not be realized for tax purposes. As a result, notwithstanding the loss before income taxes in the second quarter of 2003 and for the six months ended June 30, 2003, the Company incurred a tax expense of $875,000 and $599,000, respectively. The effective tax rate was 24% for both the second quarter and six months ended June 30, 2002.

Liquidity and Capital Resources

The Company’s cash and cash equivalents were $152.9 million as at June 30, 2003, as compared to $165 million as at December 31, 2002. Approximately $20.9 million of this decrease in cash reserves was due to an unrealized decline in value related to the translation of foreign-denominated deposits into Canadian dollars, due to the appreciation in the Canadian dollar relative to various foreign currencies since December 31, 2002.

Four Seasons Hotels Inc.

Long-term obligations decreased from $129.1 million as at December 31, 2002 to $119.5 million as at June 30, 2003. The Company’s debt position consists primarily of the portion of its zero coupon convertible debt that is characterized as debt for accounting purposes. The zero coupon convertible debt matures in 2029 and is redeemable by the Company at any time after September 2004 (the terms and conditions of the convertible notes are more fully described in the Company’s 2002 Annual Report). The decrease in long-term obligations was primarily due to the foreign currency translation of the debt component of the convertible notes.

The Company is entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. If the current interest rate and general business environment continues, it is possible that the Company may redeem or the noteholders may put the notes to the Company in September 2004. If this were to occur, the Company would replace the financing with a combination of debt and utilization of existing US dollar cash reserves. Such a redemption in September 2004 would require a cash payment to the noteholders of approximately US$215.5 million. Noteholders also have certain conversion rights and, under certain conditions, can require the Company to repurchase the notes as more fully described in the Company’s 2002 Annual Report.

Cash Flow and Capital Expenditures

The Company generated $15.2 million of cash from operations in the second quarter of 2003 and $37.0 million during the six months ended June 30, 2003, as compared to $6.2 million and $13.9 million, respectively, for the same periods in 2002. Cash from operations improved quarter-over-quarter and year-over-year, primarily due to reductions in working capital ($15.9 million in the second quarter and $33.6 million for the six months) and a reduction in current income tax paid ($4.4 million and $8.9 million, respectively). For the three and six months ended June 30, 2003, the increases in cash flow were partially offset by $8.8 million and $15.2 million reductions, respectively, in cash provided by management and ownership operations, $4.2 million and $5.8 million increases, respectively, in legal and other enforcement costs paid in connection with the Company’s investments in the Four Seasons hotels in Caracas and Seattle and $1.2 million and $2.5 million decreases, respectively, in net interest received.

A part of the Company’s business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. These loans or investments will only be made where the overall economic return to Four Seasons is expected to justify the loan or investment. During the quarter and for the six months ended June 30, 2003, the Company funded $20.1 million and $33.7 million, respectively, in new management opportunities. Also during the quarter, the owners of Four Seasons Hotel London and The Regent Bangkok repaid $13.9 million on outstanding loans and investments. The Company expects total capital spending and dividends in 2003 to be approximately the same as in 2002 (approximately $70 million). During the remainder of 2003, the Company expects to make investments in a number of Four Seasons projects, which may include Buenos Aires, Costa Rica, Damascus, Hampshire and Whistler.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Commitments

As discussed in the Company’s 2002 Annual Report, the Company has certain pension, lease and other commitments. There has been no material change to these commitments through the second quarter of 2003, and the Company does not anticipate any material change in respect of these commitments over the remainder of this fiscal year, other than the elimination of the guarantee related to the stipulated minimum lease payments for Four Seasons Hotel Berlin (see discussion under “Ownership Operations”).

Stock Option Expense

The Company is continuing to apply its existing accounting policy, under which no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock. The Company recognizes that the granting of options to employees represents a cost, but believes that it is prudent to wait for the anticipated releases from the various accounting bodies regarding the required accounting treatment of stock-based compensation prior to changing its method of accounting. For the quarter ended June 30, 2003, if the Company were to have adopted the fair value based method, the impact would have been an increased compensation expense of $1.0 million (2002 – $215,000) and an increase in basic and diluted loss per share of $0.03 (2002 – $0.01 and nil, respectively). For the six months ended June 30, 2003, if the Company were to have adopted the fair value based method, the impact would have been an increased compensation expense of $1.9 million (2002 – $222,000) and an increase in basic and diluted loss per share of $0.06 (2002 – $0.01 and nil, respectively).

Proceedings

Four Seasons Olympic Hotel Seattle

During the quarter, the Company and the owner of Four Seasons Olympic Hotel Seattle settled their disagreement, which was subject to arbitration, concerning the management of the hotel. Under the settlement, Four Seasons will conclude its management of Four Seasons Olympic Hotel upon sale of the hotel, which occurred on August 1, 2003. On closing of the sale of the hotel, the Company received an initial payment, which includes its share of the sale proceeds as a result of its minority ownership interest in the hotel. The Company will also receive annual payments over the next several years which are not materially different from the fees that the Company would have otherwise earned during this period. The Company believes that a fair and equitable settlement has been reached and that the payments under the settlement agreement will, in aggregate, compensate it for the near-term value of its management contract as it works to obtain a new management opportunity in Seattle.

Four Seasons Hotels Inc.

Four Seasons Hotel Caracas

The Company is in dispute with, and has commenced both legal and arbitration proceedings against, the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default of a US$5 million loan owed to the Company. During the quarter, the Company received judgment in the legal proceedings, which involved the protection of its proprietary materials. The court found against the owner on all matters, including illegal computer “hacking” and unlawful and unauthorized use of the Company’s proprietary information, and ordered that the owner pay to the Company damages totalling US$4.9 million, plus the Company’s legal costs and expenses once determined by the Magistrate reporting to the court. The Company is continuing to pursue the arbitration proceeding in respect of the other contractual breaches of the management contract by the owner. The arbitration hearing is now scheduled for the end of September. The Company is moving to enforce the judgment from the legal proceeding against the owner and to complete the arbitration.

Current Outlook

Over the past 18 months, in one of the worst environments for the hospitality industry in history, the Company has been successfully opening new Four Seasons properties in carefully selected markets, maintaining and enhancing market share, maintaining room rates and effectively controlling costs in a manner that does not impact the guest experience. In addition, management has focused on increasing the RevPAR and profitability of the existing Four Seasons properties. The Company believes that these factors provide the greatest potential contribution to long-term cash flow and intends to continue to pursue this strategy.

Four Seasons expects to open 12 new managed properties over the course of the next 18 months. The average term of the management contracts for these properties is almost 70 years, and these properties are expected to provide the Company with significant long-term fee income.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Total capital spending is expected to be approximately US$45 million to US$55million in 2003, including investments funded or planned for Buenos Aires, Costa Rica, Damascus, Whistler, Hampshire and Jackson Hole. When these investments are made in respect of Hampshire and Whistler and the hotels are opened (which currently is scheduled for late-2003 and mid-2004, respectively), the Company would expect to have letters of credit released totalling $20.2 million, that secure the commitment of the Company to invest in these properties, as disclosed under “Other Commitments” in the Company’s 2002 Annual Report.

As a result of continuing global economic concerns and uncertainty about future events, it is extremely difficult to forecast with any accuracy occupancy levels for the balance of 2003. As such, the Company is continuing to not give a specific forecast for earnings per share for 2003 or any quarter thereof at this time. The Company expects its full year achieved room rates to be at, or near, the record levels set in 2000 and that were maintained in 2001 and 2002, and in general, consistent with past experience, the Company expects its business model to perform at or above industry levels.

All dollar amounts referred to in this document are Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in future years; expected investment spending; and similar statements concerning anticipated future events and expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the duration and severity of the current economic slowdown and the pace of the lodging industry’s recovery from the terrorist attacks of September 11, 2001, SARS and the military conflict in Iraq; supply and demand changes for hotel rooms and residential properties; competitive conditions in the lodging industry; relationships with clients and property owners; and the availability of capital to finance growth, any of which could cause actual results to differ materially from those expressed in or implied by the statements herein. These statements are made as of the date of this document, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Four Seasons Hotels Inc.

(1)

Adjusted net earnings is equal to net earnings (loss) plus (i) foreign exchange loss, less (ii) foreign exchange gain, plus (iii) legal and other enforcement costs relating to the disputes with the owners of the hotels in Seattle and Caracas, each tax-effected as applicable.

A reconciliation of net earnings (loss) to adjusted net earnings is as follows:

(Unaudited)	Three months ended June 30,		Six months ended June 30,

(In thousands of dollars)	2003	2002	2003	2002

Net earnings (loss)	$(1,270)	$18,120	$(10,543)	$25,846
Adjustments:
Foreign exchange loss (gain)	9,235	(3,575)	17,502	(2,434)
Legal and other enforcement costs
(Seattle and Caracas)	2,889	—	7,500	—
Tax effect of adjustments	(1,908)	858	(3,015)	584

Adjusted net earnings	$8,946	$15,403	$11,444	$23,996

Adjusted basic earnings per share	$0.26	$0.44	$0.33	$0.68

Adjusted diluted earnings per share	$0.25	$0.41	$0.32	$0.65

(2)

RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. The Company reports RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

(3)

The term “Core Hotels” means hotels and resorts under management for the full year of both 2003 and 2002. Changes from the 2002/2001 Core Hotels are the additions of Four Seasons Hotel San Francisco, Four Seasons Hotel Dublin, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo.

(4)	Core Hotel Operating Statistics are attached as schedules titled “Summary of Hotel Operating Data – Core Hotels.”

(5)	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

(6)	The management operations profit margin represents management operations earnings, before other operating items, as a percent of management operations revenue.

(7)

Included in ownership operations are the consolidated revenues and expenses from the Company’s 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin, distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses.

Four Seasons Hotels Inc.

Consolidated Statements of Operations

(Unaudited) (In thousands of dollars except per share amounts)	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Consolidated revenues (note 4)	$69,823	$80,964	$130,837	$145,545

Management Operations
Revenues	$36,732	$39,934	$72,962	$75,926
General and administrative expenses	(16,220)	(15,925)	(32,875)	(31,009)

	20,512	24,009	40,087	44,917

Ownership Operations
Revenues	34,415	42,214	60,193	71,804
Distributions from hotel investments	—	465	—	571
Expenses:
Cost of sales and expenses	(38,468)	(41,279)	(76,441)	(77,974)
Fees to Management Operations	(1,324)	(1,649)	(2,318)	(2,756)

	(5,377)	(249)	(18,566)	(8,355)

Earnings before other operating items	15,135	23,760	21,521	36,562
Depreciation and amortization	(4,064)	(3,639)	(7,774)	(7,144)
Other income (expense), net (note 5)	(12,133)	2,765	(25,041)	1,624

Earnings (loss) from operations	(1,062)	22,886	(11,294)	31,042
Interest income, net	667	956	1,350	2,966

Earnings (loss) before income taxes	(395)	23,842	(9,944)	34,008

Income tax recovery (expense):
Current	(1,759)	(3,007)	615	(4,387)
Future	884	(2,715)	(1,214)	(3,775)

	(875)	(5,722)	(599)	(8,162)

Net earnings (loss)	$(1,270)	$18,120	$(10,543)	$25,846

Basic earnings (loss) per share (note 3)	$(0.04)	$0.52	$(0.30)	$0.74

Diluted earnings (loss) per share (note 3)	$(0.04)	$0.48	$(0.30)	$0.70

See accompanying notes to consolidated financial statements.

Four Seasons Hotels Inc.

Consolidated Balance Sheets

(In thousands of dollars)	As at June 30,	As at December 31,

	2003	2002

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$152,938	$165,036
Receivables	77,699	85,594
Inventory	2,618	2,609
Prepaid expenses	5,061	4,718

	238,316	257,957
Long-term receivables	199,382	207,106
Investments in hotel partnerships and corporations	147,755	146,362
Fixed assets	70,102	74,593
Investment in management contracts	203,756	222,835
Investment in trademarks and trade names	6,041	6,329
Future income tax assets	16,570	17,460
Other assets	37,889	37,982

	$919,811	$970,624

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$50,016	$40,362
Long-term obligations due within one year	2,428	2,668

	52,444	43,030
Long-term obligations (note 2)	117,107	126,386
Shareholders’ equity (note 3):
Capital stock	323,107	321,601
Convertible notes	178,543	178,543
Contributed surplus	4,636	4,636
Retained earnings	251,660	264,016
Equity adjustment from foreign currency translation	(7,686)	32,412

	750,260	801,208

	$919,811	$970,624

See accompanying notes to consolidated financial statements.

Four Seasons Hotels Inc.

Consolidated Statements of Retained Earnings

(Unaudited) (In thousands of dollars)	Six months ended June 30,

	2003	2002

Retained earnings, beginning of period	$264,016	$259,253
Net earnings (loss)	(10,543)	25,846
Dividends declared	(1,813)	(1,824)

Retained earnings, end of period	$251,660	$283,275

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Provided by Operations

(Unaudited) (In thousands of dollars)	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Cash provided by (used in) operations:
Management Operations
Earnings before other operating items	$20,512	$24,009	$40,087	$44,917
Items not requiring an outlay of funds	178	374	581	744

Working capital provided by Management Operations	20,690	24,383	40,668	45,661

Ownership Operations
Loss before other operating items	(5,377)	(249)	(18,566)	(8,355)

	15,313	24,134	22,102	37,306
Interest received, net	1,372	2,608	5,268	7,726
Current income tax paid	—	(4,446)	—	(8,892)
Change in non-cash working capital	2,639	(13,258)	15,382	(18,251)
Other	(4,172)	(2,847)	(5,782)	(4,011)

Cash provided by operations	$15,152	$6,191	$36,970	$13,878

See accompanying notes to consolidated financial statements.

Four Seasons Hotels Inc.

Consolidated Statements of Cash Flows

(Unaudited) (In thousands of dollars)	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Cash provided by (used in):
Operations	$15,152	$6,191	$36,970	$13,878

Financing:
Long-term obligations including current portion	(72)	(159)	(30)	(799)
Issuance of shares	1,375	724	1,506	4,887
Dividends paid	—	—	(1,809)	(1,815)

Cash provided by (used in) financing	1,303	565	(333)	2,273

Capital investments:
Long-term receivables	(6,245)	(7,543)	(12,051)	(8,151)
Hotel investments	1,959	(1,100)	(6,409)	(1,682)
Disposal of hotel investments	—	5,455	—	5,455
Purchase of fixed assets	(1,395)	(2,740)	(5,276)	(5,730)
Investments in trademarks and trade names and management contracts	(440)	(1,809)	(656)	(2,199)
Other assets	(889)	(2,407)	(3,490)	(6,093)

Cash used in capital investments	(7,010)	(10,144)	(27,882)	(18,400)

Increase (decrease) in cash and cash equivalents	9,445	(3,388)	8,755	(2,249)
Decrease in cash due to unrealized foreign exchange loss	(10,707)	(1,017)	(20,853)	(851)
Cash and cash equivalents, beginning of period	154,200	211,726	165,036	210,421

Cash and cash equivalents, end of period	$152,938	$207,321	$152,938	$207,321

See accompanying notes to consolidated financial statements.

Four Seasons Hotels Inc.

Notes to Consolidated Financial Statements

(Unaudited)
(In thousands of dollars except per share amounts)

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2002.

1.          Significant accounting policies:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing the Company’s annual consolidated financial statements for the year ended December 31, 2002.

2.          Bank credit facilities:

In 2003, the Company increased availability under its committed bank credit facilities by US$12,500, and now has facilities of US$212,500, of which US$112,500 expires in April 2004 and US$100,000 expires in July 2004. No amounts have been borrowed under these facilities to date; however, US$39,300 in letters of credit were issued but undrawn as at June 30, 2003.

3.          Shareholders’ equity:

As at June 30, 2003, the Company has outstanding Variable Multiple Voting Shares (“VMVS”) and Limited Voting Shares (“LVS”) of 34,972,949 and outstanding stock options of 6,072,700 (weighted average exercise price of $52.51).

A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic earnings (loss) per share and diluted earnings (loss) per share is as follows:

(Unaudited) (In thousands of dollars)	Three months ended June 30,

	2003		2002

	Net loss	Shares	Net earnings	Shares

Basic earnings (loss) per share:
Net earnings (loss)	$(1,270)	34,913,942	$18,120	35,148,288
Effect of assumed dilutive conversions:
Stock option plan	—	—	—	1,795,869
Convertible notes	—	—	1,256	3,463,155

Dilutive earnings (loss) per share:
Net earnings (loss) and assumed dilutive conversions	$(1,270)	34,913,942	$19,376	40,407,312

Four Seasons Hotels Inc.

(Unaudited) (In thousands of dollars)	Six months ended June 30,

	2003		2002

	Net loss	Shares	Net earnings	Shares

Basic earnings (loss) per share:
Net earnings (loss)	$(10,543)	34,898,392	$25,846	35,089,156
Effect of assumed dilutive conversions:
Stock option plan	—	—	—	1,903,181
Convertible notes	—	—	2,544	3,463,155

Dilutive earnings (loss) per share:
Net earnings (loss) and assumed dilutive conversions	$(10,543)	34,898,392	$28,390	40,455,492

4.          Consolidated revenues:

Consolidated revenues for Four Seasons Hotels Inc. comprise revenues from Management Operations, revenues from Ownership Operations and distributions from hotel investments, less fees from Ownership Operations to Management Operations.

5.          Other income (expense):

Included in other income (expense) for the three months and six months ended June 30, 2003 is a net foreign exchange loss of $9,235 and $17,502, respectively (2002 – net foreign exchange gain of $3,575 and $2,434, respectively) related to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by the Company’s foreign self-sustaining subsidiaries.

Also included in other income (expense) for the three months and six months ended June 30, 2003 are legal and other enforcement costs of $2,889 and $7,500, respectively (2002 – nil for both periods) in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle. These disputes are described in detail in the Company’s 2002 Annual Report.

6.          Stock-based compensation and other stock-based payments:

For the three months and six months ended June 30, 2003, had compensation expense for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued under the plan, pro forma net loss would have been $2,347 and $12,505, respectively (2002 – pro forma net earnings of $17,905 and $25,624, respectively), pro forma basic loss per share would have been $0.07 and $0.36, respectively (2002 – pro forma basic earnings per share of $0.51 and $0.73, respectively), and pro forma diluted loss per share would have been $0.07 and $0.36, respectively (2002 – pro forma diluted earnings per share of $0.48 and $0.70, respectively). In accordance with Canadian generally accepted accounting principles, in calculating the pro forma disclosures, only stock options granted after December 31, 2001 were included in the fair value-based accounting method.

Four Seasons Hotels Inc.

Notes to Consolidated Financial Statements (continued)

The compensation element of stock options issued by the Company during the first six months of 2003 and 2002, based on the fair value of the options on the date of grant, has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates in 2003 ranging from 4.44% to 5.02% (2002 – 4.29% to 5.20%); semi-annual dividend per Limited Voting Share of $0.055 for both periods; volatility factors of the expected market price of the Company’s Limited Voting Shares in 2003 ranging from 44.7% to 47.3% (2002 – 47.4% to 49.8%); and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted during the six months ended June 30, 2003 and 2002, the weighted average fair value of options at the grant date was $27.09 and $36.16, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the option’s vesting period, which ranges from one to five years.

7.          Guarantees and indemnifications:

In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline No. 14, “Disclosure of Guarantees” (“AcG-14”), that requires a company to disclose certain “guarantees” as defined in AcG-14. Other than the commitments and contingencies discussed in the Company’s annual consolidated financial statements for the year ended December 31, 2002 (please refer to note 14 thereof) and the indemnifications discussed below, the Company is not aware of any other “guarantees” pursuant to which it may be required to pay any material amounts, and accordingly no amounts have been recorded in the consolidated financial statements in respect thereof. The Company’s assessment of its potential liability could change in the future as a result of currently unforeseen circumstances.

In the ordinary course of their business, the Company and its subsidiaries enter into agreements. Certain of these agreements may contain indemnification provisions pursuant to which the parties agree to indemnify one another if certain events occur (such as future claims for certain liabilities, including those related to tax or environmental matters). The terms of these indemnification provisions vary in their scope and duration. The nature of these indemnification provisions precludes the Company from making a reasonable estimate of the maximum potential liability of the Company and its subsidiaries because, among other things, the amounts would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions.

Four Seasons Hotels Inc.

8.          Seasonality:

The Company’s hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year. Typically, the fourth quarter is the strongest quarter for the majority of the properties, although this was not true in 2002 as a result of the difficult economic environment and geopolitical instability.

The Company’s ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter. As a result, ownership operations typically incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to the Company’s resorts in the period.

Four Seasons Hotels Inc.

Summary of Hotel Operating Data – Core Hotels (1)

(Unaudited)	Three months ended June 30,

	2003	2002	Variance

Worldwide
No. of Properties	49	49	—
No. of Rooms	13,320	13,320	—
Occupancy(2)	59.2%	68.0%	(8.8%)
ADR(3) – in US dollars	$310	$292	6.3%
– in equivalent Canadian dollars	$433	$452	(4.3%)
RevPAR(4) – in US dollars	$184	$198	(7.4%)
– in equivalent Canadian dollars	$256	$307	(16.6%)
Gross operating margin(5)	28.1%	33.3%	(5.2%)
United States
No. of Properties	23	23	—
No. of Rooms	7,248	7,248	—
Occupancy(2)	69.9%	71.6%	(1.7%)
ADR(3) – in US dollars	$323	$322	0.2%
– in equivalent Canadian dollars	$451	$499	(9.7%)
RevPAR(4) – in US dollars	$226	$230	(2.0%)
– in equivalent Canadian dollars	$315	$357	(11.8%)
Gross operating margin(5)	28.6%	32.5%	(3.9%)
Other Americas/Caribbean
No. of Properties	7	7	—
No. of Rooms	1,550	1,550	—
Occupancy(2)	51.1%	62.8%	(11.7%)
ADR(3) – in US dollars	$267	$249	7.1%
– in equivalent Canadian dollars	$373	$386	(3.5%)
RevPAR(4) – in US dollars	$136	$156	(12.8%)
– in equivalent Canadian dollars	$190	$243	(21.5%)
Gross operating margin(5)	24.9%	30.4%	(5.5%)
Europe/Middle East
No. of Properties	9	9	—
No. of Rooms	1,807	1,807	—
Occupancy(2)	54.6%	63.6%	(9.0%)
ADR(3) – in US dollars	$440	$382	15.2%
– in equivalent Canadian dollars	$615	$593	3.7%
RevPAR(4) – in US dollars	$241	$243	(1.0%)
– in equivalent Canadian dollars	$336	$377	(10.9%)
Gross operating margin(5)	34.3%	38.3%	(4.0%)
Asia/Pacific
No. of Properties	10	10	—
No. of Rooms	2,715	2,715	—
Occupancy(2)	38.3%	64.2%	(25.9%)
ADR(3) – in US dollars	$159	$166	(4.5%)
– in equivalent Canadian dollars	$222	$258	(14.0%)
RevPAR(4) – in US dollars	$61	$107	(43.1%)
– in equivalent Canadian dollars	$85	$166	(48.7%)
Gross operating margin(5)	17.1%	34.3%	(17.2%)

(1)

The term “Core Hotels” means hotels and resorts under management for the full year of both 2003 and 2002. Changes from the 2002/2001 Core Hotels are the additions of Four Seasons Hotel San Francisco, Four Seasons Hotel Dublin, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo.

(2)	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

(3)	ADR is defined as average daily room rate per room occupied.

(4)

RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. The Company reports RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

(5)	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

Four Seasons Hotels Inc.

Summary of Hotel Operating Data – Core Hotels (1)

(Unaudited)	Six months ended June 30,

	2003	2002	Variance

Worldwide
No. of Properties	49	49	—
No. of Rooms	13,320	13,320	—
Occupancy(2)	60.0%	65.3%	(5.3%)
ADR(3) – in US dollars	$304	$292	4.1%
– in equivalent Canadian dollars	$442	$458	(3.6%)
RevPAR(4)– in US dollars	$182	$191	(4.4%)
– in equivalent Canadian dollars	$265	$299	(11.5%)
Gross operating margin(5)	26.3%	31.6%	(5.3%)
United States
No. of Properties	23	23	—
No. of Rooms	7,248	7,248	—
Occupancy(2)	67.1%	68.2%	(1.1%)
ADR(3) – in US dollars	$324	$325	(0.3%)
– in equivalent Canadian dollars	$470	$510	(7.7%)
RevPAR(4)– in US dollars	$217	$222	(2.0%)
– in equivalent Canadian dollars	$316	$348	(9.3%)
Gross operating margin(5)	25.7%	30.2%	(4.5%)
Other Americas/Caribbean
No. of Properties	7	7	—
No. of Rooms	1,550	1,550	—
Occupancy(2)	52.4%	59.2%	(6.8%)
ADR(3) – in US dollars	$293	$281	4.3%
– in equivalent Canadian dollars	$425	$441	(3.5%)
RevPAR(4)– in US dollars	$154	$166	(7.5%)
– in equivalent Canadian dollars	$223	$261	(14.5%)
Gross operating margin(5)	28.1%	32.1%	(4.0%)
Europe/Middle East
No. of Properties	9	9	—
No. of Rooms	1,807	1,807	—
Occupancy(2)	52.4%	59.4%	(7.0%)
ADR(3) – in US dollars	$417	$361	15.6%
– in equivalent Canadian dollars	$606	$567	7.0%
RevPAR(4) – in US dollars	$219	$214	1.9%
– in equivalent Canadian dollars	$318	$337	(5.7%)
Gross operating margin(5)	29.6%	35.5%	(5.9%)
Asia/Pacific
No. of Properties	10	10	—
No. of Rooms	2,715	2,715	—
Occupancy(2)	50.4%	65.0%	(14.6%)
ADR(3) – in US dollars	$162	$164	(1.1%)
– in equivalent Canadian dollars	$236	$258	(8.5%)
RevPAR(4) – in US dollars	$82	$107	(23.3%)
– in equivalent Canadian dollars	$119	$167	(29.0%)
Gross operating margin(5)	24.3%	34.5%	(10.2%)

(1)

The term “Core Hotels” means hotels and resorts under management for the full year of both 2003 and 2002. Changes from the 2002/2001 Core Hotels are the additions of Four Seasons Hotel San Francisco, Four Seasons Hotel Dublin, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo.

(2)	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

(3)	ADR is defined as average daily room rate per room occupied.

(4)

RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. The Company reports RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

(5)	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

Four Seasons Hotels Inc.

Summary of Hotel Operating Data – All Managed Hotels

(Unaudited)	As at June 30,

	2003	2002	Variance

Worldwide
No. of Properties	58	55	3
No. of Rooms	15,682	15,181	501
United States
No. of Properties	23	23	—
No. of Rooms	7,248	7,248	—
Other Americas/Caribbean
No. of Properties	8	8	—
No. of Rooms	1,762	1,762	—
Europe/Middle East
No. of Properties	13	11	2
No. of Rooms	2,553	2,109	444
Asia/Pacific
No. of Properties	14	13	1
No. of Rooms	4,119	4,062	57

Revenues Under Management – All Managed Hotels

(Unaudited) (In thousands of dollars)	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Revenues under management(1)	$631,892	$752,481	$1,291,140	$1,438,419

(1)

Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which the Company manages. Approximately 70% of the fee revenues earned by the Company were calculated as a percentage of the total revenues under management of all hotels and resorts.

Four Seasons Hotels Inc.

Scheduled Opening of Properties
under Construction or in Advanced Stages of Development

Hotel/Resort/ Residence Club and Location(1,2)	Approximate Number of Rooms

Scheduled 2003/2004 Openings

Four Seasons Hotel Gresham Palace Budapest, Hungary	179
Four Seasons Hotel Nile Plaza, Cairo, Egypt*	374
Four Seasons Resort Costa Rica, Costa Rica*	148
Four Seasons Hotel Damascus, Syria*	300
Four Seasons Hotel Doha, Qatar*	235
Four Seasons Resort Great Exuma at Emerald Bay, The Bahamas*	219
Four Seasons Hotel Hampshire, England	135
Four Seasons Resort Jackson Hole, WY, USA*	124
Four Seasons Resort Langkawi, Malaysia	100
Four Seasons Hotel Miami, FL, USA*	221
Four Seasons Resort Provence at Terre Blanche, France	115
Four Seasons Resort Whistler, B.C., Canada	271

Beyond 2004

Four Seasons Hotel Alexandria, Egypt*	120
Four Seasons Hotel Baltimore, MD, USA*	200
Four Seasons Hotel Beirut, Lebanon	234
Four Seasons Resort Bora Bora, French Polynesia	100
Four Seasons Hotel Florence, Italy	118
Four Seasons Hotel Geneva, Switzerland	110
Four Seasons Hotel Hong Kong, Hong Kong*	390
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170
Four Seasons Hotel Kuwait City, Kuwait	300
Four Seasons Hotel Palo Alto, CA, USA	200
Four Seasons Resort Puerto Rico, Puerto Rico*	250
Four Seasons Residence Club Punta Mita, Mexico*	36
Four Seasons Private Residences Whistler, B.C., Canada*	35

*	Expected to include a residential component.

(1)

Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in the Company’s Annual Report.

(2)

The Company has made investments in Orlando and Sedona at Seven Canyons in Arizona. The financing for these projects has not yet been completed and therefore scheduled opening dates cannot be established at this time.

Four Seasons Hotels Inc.

Corporate Directory

Corporate Offices

Four Seasons Hotels and Resorts
1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Telephone: (416) 449-1750
Fax:            (416) 441-4374
Internet Address:
www.fourseasons.com

Investor Information

The Limited Voting Shares are listed
on The Toronto Stock Exchange
(Stock Ticker Symbol: FSH)
and the New York Stock Exchange
(Stock Ticker Symbol: FS)

Variable Multiple Voting
and Limited Voting Shares
outstanding at June 30, 2003:
34,972,949

Dividend policy:
$0.11 per Limited Voting Share,
and $0.055 per Variable Multiple
Voting Share per annum
payable semi-annually

Shareholder Information

Barbara Henderson,
Vice President, Taxation and
Investor Relations
(416) 441-4329
e-mail: investors@fourseasons.com

Reservations Information

For reservations at
Four Seasons Hotels and Resorts,
please call toll-free:

(800) 268-6282 in Canada
(800) 332-3442 in the
United States

Or visit our web site at
www.fourseasons.com

For reservations at
Regent International Hotels,
please call toll-free:
(800) 545-4000 in
Canada and the United States